Exhibit 8.1 List of Our Subsidiaries
Response Biomedical Corp. has two wholly owned subsidiaries, Response Biomedical Inc. and Response Development Inc.  Response Biomedical Inc., incorporated pursuant to the laws of Washington State on March 31, 1997, is an active subsidiary of the Company but has no operations of its own.  Response Development Inc. was incorporated pursuant to the laws of British Columbia on October 31, 1986, is inactive, and was purchased in its entirety by Response Biomedical Corp. pursuant to a share purchase agreement dated December 16, 1999.